June 19, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	SteelCloud, Inc.
Registration Statement on Form S-1
Filed April 22, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated May 19, 2009, relating to the above-captioned registration statement.  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (the “Registration Statement”), a copy of which has been marked with the changes from the initial filing.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.           This appears to be self-underwritten offering; however, your disclosure throughout the prospectus assumes that you will receive the full amount of the offering. Please revise your disclosure to reflect the many scenarios that could result under your self-underwritten offering. At a minimum, revise your disclosure to show the impact of 10%, 25%, 50%, 75%, and 100% of the shares being sold. Please revise the prospectus cover page, the Use of Proceeds section, Dilution section, liquidity discussion in MD&A and other relevant sections accordingly.

The Registration Statement has been revised to reflect the impact of 10%, 25%, 50%, 75%, and 100% of the shares being sold.  Please see the cover page, the Prospectus Summary at page 4, the Use of Proceeds at page 9, Dilution at page 9, and Liquidity and Capital Resources at page 26.

Cover Page

2.           Please disclose on the cover page that there will be no minimum amount of shares sold in the offering. Clearly highlight that since there is no minimum amount of shares that must be sold, you may receive no proceeds or very minimal proceeds from the offering. Disclose whether proceeds from the sale will be placed in escrow. See Item 501(b)(8)(iii) of Regulation S-K. Please make similar revisions to your prospectus summary and other areas of your prospectus, as appropriate.

The Registration Statement has been revised to disclose that no minimum amount of shares must be sold and that funds will not be placed into escrow.  Please see the cover page, the Prospectus Summary at page 4, the Use of Proceeds at page 9, and the Plan of Distribution at page 10.

Risk Factors, page 6

3.           Please add a risk factor disclosing the risks associated with a self-underwritten offering.

An additional risk factor has been added disclosing the risks associated with a self-underwritten offering.  Please see Risk Factors at page 6.

Plan of Distribution, pane 10

4.           We note your reliance upon Rule 3a4-1 in offering these securities through your executive officers. Please supplementally tell us whether any individual offering securities is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation. See Rule 3a4-1(a)(1) under the Exchange Act.

No executive officer offering securities is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act.

Description of Securities be Registered Warrants

Warrants

Delivery of Certificate, page 11

5.           Your disclosure indicates that holders can exercise warrants in the absence of an effective registration statement. Please explain how issuing shares upon the exercise of warrants will be exempt from registration if your registration statement is not then effective. Also explain your reference to paragraph (k) of Rule 144, which we note was removed in SEC Release 33-8869.

The Registration Statement has been revised to remove the reference to the exercise of the warrants in the absence of an effective registration statement.  The Registration Statement has further been revised to remove the reference to paragraph (k) of Rule 144.  Please note that the Company has registered the shares underlying the warrants in its Registration Statement.

Additional Provisions, page 12

6.           We note your disclosure that you intend to file the form of warrant as an exhibit to a Form 8-K that you will incorporate by reference into the registration statement. Please tell us when you intend to file this Form 8-K, or file the form of warrant as an exhibit to your amendment.

A form of warrant has been included as Exhibit 4.2 to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

7.           We note your disclosure that your cash and cash equivalents as of January 31, 2009 will only fund operations for 90 days from March 17, 2009. In addition, you disclose that you presently do not have any external sources of working capital. Please disclose the current monthly or quarterly rate at which you use cash in your operations. In quantitative terms, disclose your estimate of the minimum amount of capital you will need to fund expected operations over the next 12 months. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable to obtain such funds. Please also revise your appropriate risk factor disclosure to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus.  See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

The Registration Statement has been revised to include risk factor disclosure relating to the Company’s estimated capital needs during 12 months following the date of the prospectus at page 7.  Further the Liquidity and Capital Resources section has been revised to disclose the Company’s cash use rate and required minimum amount of capital at page 26.

Part II. Information not Required in Prospectus Item 16. Item 16. Exhibits, page II-3

Exhibit 5.1

8.           Counsel must opine on the legality of the warrants being registered. Please file a revised opinion that opines as to whether the warrants are binding obligations under the state contract law governing the warrant agreement.

A revised opinion has been provided as Exhibit 5.1.

Item 17. Undertakings, page 11-5

9.           You appear to have omitted information with respect to the public offering price in reliance upon Rule 430A of the Securities Act of 1933. Please advise, therefore, why you have included the Rule 430C undertaking provided in Item 512(a)(5)(ii) rather than the Rule 430A undertaking provided in Item 512(i). Please also include the undertaking provided in Item 512(h).

The undertakings have been revised to replace the Rule 430C undertaking with the Rule 430A undertaking provided in Item 512(i).  The Item 512(h) undertaking has also been included.

Signatures, page 11-7

10.           We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended filing. If Kevin Murphy, your CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instruction 1 to the Signatures section of Form S-1.

Mr. Murphy’s signature has been revised to indicate that he is also signing in his capacity as the Company’s Principal Accounting Officer.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.